GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400         FACSIMILE: (650) 321-2800

May 15, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Jay Ingram

Re:	Data Domain, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-141716

Dear Ms. Jacobs and Mr. Ingram:

Data Domain, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on March 30, 2007.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 27, 2007 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 27, 2007 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

May 15, 2007

RESPONSE TO COMMENT 1:

The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

Prospectus Cover Page

2.	Please identify the selling stockholder on the cover page.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has reviewed the requirements set forth in Item 501 of Regulation S-K and respectfully submits that it does not believe there to be a requirement to disclose the identity of the selling stockholder on the cover of the prospectus. Pursuant to Item 507 of Regulation S-K, the identity of the selling stockholder is disclosed in the “Principal and Selling Stockholders” section beginning on page 93 of the Registration Statement. In addition, the Company hereby supplementally informs the Staff that the number of shares to be sold by the selling stockholder in the offering is expected to comprise only a small percentage (approximately 5%) of the total offering as compared to the number of shares to be sold directly by the Company.

Prospectus Summary, page 1

3.	You state here and elsewhere in the prospectus that you are “a leading provider of capacity optimized storage appliances. . . .” Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. Further, provide the basis for your assertion that your products are a “compelling alternative” to tape-based protection storage systems. Otherwise, revise to remove the promotional context to your disclosure.

RESPONSE TO COMMENT 3:

The Company hereby supplementally informs the Staff as follows:

The Capacity-Optimized Storage (COS) market is new and characterized by rapid change. The Company believes it is a leader in this market as a result of its substantial market share. Based on aggregate revenue estimates for the COS market published by The Taneja Group, an industry research firm, the Company had a greater than fifty percent (50%) market share in 2006. The Company also believes it is a technology leader in the COS market due to the relative maturity of its products in this emerging market. The Company was among the first providers of COS solutions, introducing its first COS appliance in June 2003, and over 750 customers have purchased the Company’s appliances as of March 31, 2007.

May 15, 2007

The Company’s statement that it is a leader in the COS market has been confirmed by its receipt of numerous ratings and awards, including the following:

•

October 2006 – Rated as the lead in plan vendor for deduplication and COS technologies, based on a survey of Fortune 1000 and other storage professionals conducted by TheInfoPro, an independent supplier of information technology research (see page 23 of the enclosed copy of the presentation by TheInfoPro);

•	December 2006 – The Company’s DD460 product receives “2006 Top 5 Storage Developments of the Year” award from eWeek.com, a technology industry publication of Ziff Davis;

•	November 2006 – Named to list of “5 Storage Standouts” by Computer Reseller News, a computer industry publication of CMP Media, a United Business Media company;

•

August 2006 – The Company’s DD460 product receives “Excellence in Disaster Recovery 2006” award from Storage Products Guide, a storage and networking products guide published by Silicon Valley Communication, an independent publisher; and

•	February 2006 – The Company’s DD460 product receives “Product of the Year 2005” award from Storage Magazine, a storage industry publication of TechTarget.

Copies of the materials referenced above have been provided in the binder enclosed with the paper copy of this letter.

The Company respectfully submits to the Staff that the Company believes that the Company’s status as a leader in the COS market is very well supported by the foregoing.

In response to the Staff’s comment regarding the Company’s assertion that its products are a “compelling alternative” to tape-based protections storage systems, the Company has revised the disclosure in question (see page 1 of the Registration Statement) and elsewhere in the Registration Statement to remove the use of the word “compelling.”

Risk Factors, page 7

“Our independent registered public accounting firm identified a material weakness . . . .”, page 12

4.	We note your disclosure that your independent registered public accounting firm identified a material weakness in your financial statement close process as of December 31, 2006. Revise to provide a materially complete description of the material weakness in your internal controls that led to those errors. Additionally, based on your disclosure, it is not clear whether the material weakness impacted your financial statements or resulted in any adjustments to your financial statements. Tell us the impact, if any, the material weakness had on your financial statements. In this regard, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company’s books and records and its financial statements as a result of the material weakness.

May 15, 2007

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Registration Statement to provide additional disclosure regarding the material weakness in the Company’s internal controls. In addition, the Company supplementally advises the Staff that the description of the material weakness in the Company’s internal controls set forth in the Registration Statement reflects the nature of the material weakness as communicated to the Company and its audit committee by the Company’s independent auditors.

In addition, the Company supplementally advises the Staff that the material weakness did impact, and result in adjustment to, the Company’s financial statements. The Company has updated the disclosure in the Registration Statement on page 13 to provide that all adjustments identified by management and the Company’s auditors are currently reflected in the Company’s historical financial statements. The Company supplementally advises the Staff that a total of twenty-four (24) adjustments were identified or discovered by the Company’s auditors, which resulted in an overall net increase of $66,451 on the Company’s consolidated statements of operations.

The specific accounts affected are as follows:

Increase (Decrease)
Total Assets	$196,127
Total Liabilities	$129,676
Total Equity	$66,451
Total Revenue	$(32,486)
Total Cost of Revenue	$(11,600)
Operating Expenses	$(17,498)
Other Income (Expense), Net	$69,839
Net Income	$66,451

5.	We note that you have taken measures to remediate the material weakness. Please disclose the cost of your remediation efforts to date, if material.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company supplementally advises the Staff that the cost of the Company’s efforts to remediate the material weakness has not been material to date. The Company has hired additional personnel in its finance department, for which the Company had already allocated resources in its pre-existing operating plan. Most of the Company’s remediation efforts have been focused on training its finance personnel and formalizing the financial statement close process and procedures, and those efforts have not resulted in material incremental costs.

“Any shortages in component used in our appliances. . . .”, page 14

6.	Please identify the single vendor that supplies NVRAM cards.

May 15, 2007

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Registration Statement to indicate that Micro Memory, LLC is the vendor that supplies NVRAM cards.

Use of Proceeds, page 24

7.	To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. Please discuss how the proceeds are to be used as they pertain to capital expenditures relating to international expansion, sales and marketing efforts, and support for research and development.

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company respectfully submits that the Company does not have a definitive plan for exactly how the net proceeds of the offering will be allocated. Rather, as referenced in the risk factor on page 22 of the Registration Statement (“Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment”), management will have broad discretion to allocate the net proceeds of the offering for general corporate purposes. Nevertheless, the Company has revised the disclosure in the “Use of Proceeds” section on page 24 of the Registration Statement in an effort to further define the general purposes for which the Company currently intends to allocate a portion of the net proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates

Stock-Based Compensation, pages 35 – 37

8.	We note your disclosure that you engaged an unrelated third-party appraiser to assist management in the reassessment of the estimated fair value of your common stock in light of the expected completion of your initial public offering. Since you did not obtain contemporaneous valuations performed by an unrelated valuation specialist as defined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, tell us and revise to disclose the following information related to issuances of equity instruments:

•

Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

•	Revise your disclosures to include the intrinsic value per share for each option grant date.

May 15, 2007

RESPONSE TO COMMENT 8:

In response to the first part of the Staff’s comment, the Company respectfully submits that the Company did obtain contemporaneous valuations performed by an unrelated valuation specialist as defined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (see the Company’s response to Comment 9 below). With respect to the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, the Company directs the Staff to the Company’s responses to Comments 39 and 40 below.

In response to the second part of the Staff’s comment, the Company has revised its disclosure on pages 35 and F-10 of the Registration Statement to include a column with the intrinsic value per share for each option grant date.

9.	It appears that in December 2005 you engaged an independent third-party valuation firm and obtained a contemporaneous valuation as of December 31, 2005, which was updated quarterly during 2006. You appear to have then engaged a second independent third-party valuation firm, Duff & Phelps, LLC, to perform retrospective valuations for specific dates in 2006. Tell us and disclose the reasons management chose not to rely on the contemporaneous valuations previously performed by an unrelated valuation specialist.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The Company originally engaged an independent third-party valuation firm, Columbia Financial Advisors, Inc., in December 2005 to value its common stock at December 31, 2005 in a report dated January 10, 2006. The Company again engaged Columbia Financial to value its common stock at March 31, 2006 in a report dated May 15, 2006, June 30, 2006 in a report dated August 4, 2006 and September 30, 2006 in a report dated October 27, 2006. In December 2006, the Company began to explore the possibility of an initial public offering sometime in 2007. Acknowledging the significance of stock-based compensation on its financial statements and the high degree of estimates and judgments used in the determination of its fair value, the Company elected to engage Duff & Phelps, LLC, a nationally recognized valuation firm, to perform its valuation work on a retrospective basis back to January 2006 and continue to use them prospectively.

In response to the Staff’s comment, the Company has updated the disclosure on pages 36 and F-10 of the Registration Statement to refer to Duff & Phelps, LLC as “a nationally-recognized independent third-party appraiser” in connection with the description of the Company’s engagement of Duff & Phelps, LLC.

Results of Operations, page 39

10.	Your discussion of the results of operations frequently does not quantify sources of material changes. For example and without limitation, disclosure on page 39 indicates that the

May 15, 2007

increase in product revenue for 2006 compared to 2005 was “due primarily to an increase in new customers, additional purchases by existing customers, an increase in channel partners, and the introduction of new products with higher capacity and higher performance, which were sold at higher prices. You have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

RESPONSE TO COMMENT 10:

The Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in response to the Staff’s comment. The Company supplementally advises the Staff that the Company has reviewed such disclosure and revised it to the extent practicable to quantify the sources of material changes in the Company’s discussion of its results of operations. For example, the Company’s discussion of sales and marketing expenses on pages 42-43, the discussion of research and development expenses on page 43, the discussion of general and administrative expenses on page 44, the discussion of other income and expense on page 45, and the discussion of provision for income taxes on pages 45-46, in each case includes a breakout that quantifies the sources of the changes for each line item. The Company notes, however, that it is not practicable to quantify the sources of all changes in the Company’s discussion of its results of operations, in which case the Company has endeavored to provide appropriate qualitative disclosure regarding the sources of such changes.

11.	Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations but should also include a description of the reasons for any changes in those line-items. You should further indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole. We would expect to see a discussion of the factors that played a role in the increased revenue for the fourth quarter.

RESPONSE TO COMMENT 11:

The Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in response to the Staff’s comment.

Quarterly Results of Operations, page 43

12.	In order to provide a balanced presentation, include your quarterly operating results for the quarters ended in fiscal 2004 and 2005 or explain why this information is not meaningful.

RESPONSE TO COMMENT 12:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that disclosure of quarterly operating results in 2004 and 2005 are not material or helpful to prospective investors due the fact that the Company has experienced such rapid growth from the first quarter of 2004 through the first quarter of 2007. In addition, the Company respectfully submits that Item 302(a) of Regulation S-K does not require the disclosure of quarterly operating results by a registrant that does not yet have securities registered pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended. The Company further notes that it has updated the Registration Statement to include the quarterly operating results for the quarter ended March 31, 2007, such that there are now five quarters of historical operating results.

May 15, 2007

Liquidity and Capital Resources, page 44

13.	We note your disclosure regarding the cash flows from operating, investing, and financing activities. When preparing the discussion and analysis of operating cash flows, companies should address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows. Please consider Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 33-8350) and revise your disclosure accordingly.

RESPONSE TO COMMENT 13:

The Company has considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and has revised the disclosure in the “Liquidity and Capital Resources” section beginning on page 48 of the Registration Statement accordingly.

Business, page 48

Industry Background, page 48

14.	Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by IDC, the Taneja Group, and Freeman Reports, please disclose the date of the cited report and tell us whether Data Domain commissioned any of the reports.

RESPONSE TO COMMENT 14:

The Company has carefully reviewed the “Industry Background” section of the Registration Statement in response to the Staff’s comment. The Company’s use of the phrase “we believe” in the “Industry Background” section is used to introduce certain concepts that are more fully discussed in the immediately following text in the Registration Statement. The Company respectfully submits that when this introductory language is read together with the immediately following text in the Registration Statement, the basis for the Company’s belief is apparent to reader. In response to the Staff’s comment, the Company has revised the disclosure in the “Industry Background” section to help clarify the introductory nature of the statements.

In addition, the Company has revised the Registration Statement to disclose the dates of the cited reports from IDC and The Taneja Group. The information provided by Freeman Reports (“Freeman”) was provided directly by Freeman based on information included in three different reports previously published by Freeman in April, July and September of 2006.

The Company hereby supplementally informs the Staff that the Company did not commission any of the reports referenced in the Registration Statement.

May 15, 2007

Customer Support, page 54

15.	Please provide a materially complete description of the third-party subcontracting relationship you maintain with respect to onsite hardware repair and replacement services for your customers.

RESPONSE TO COMMENT 15:

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Registration Statement.

Customers, page 54

16.	Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

RESPONSE TO COMMENT 16:

In response to the Staff’s comment, the Company has added a cross-reference to Note 11 of the Company’s consolidated financial statements.

17.	Please advise us of all the countries in which you operate and do business.

RESPONSE TO COMMENT 17:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The Company had employees in the following countries as of March 31, 2007: Australia, Canada, China, Denmark, England, France, Germany, Italy, Japan, Netherlands, Singapore, South Korea and the United States.

The Company sold its appliances, either directly or through value added resellers, in the following countries from January 1, 2006 to March 31, 2007: Australia, Austria, Belgium, Canada, China, Denmark, England, Finland, France, Germany, Gibraltar, Guernsey, Hong Kong, India, Ireland, Israel, Italy, Japan, Latvia, Lithuania, Mexico, Netherlands, New Zealand, Nigeria, Norway, Saudi Arabia, Singapore, South Africa, Sweden, Switzerland, Taiwan, and the United States.

The Company notes that no country aside from the United States has individually contributed greater than 10% of the Company’s revenue in any period.

Compensation Discussion and Analysis, page 64

18.

The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Release No. 33-8732A. In this regard, we note some disparity between Mr. Schneider’s compensation and that of the other named executive officers. Given

May 15, 2007

this, we would expect to see a more detailed discussion of how and why Mr. Schneider’s compensation, particularly his annual incentive compensation, differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. Further, please give appropriate consideration to an explanation of the reasons why the committee rescinded Mr. Schneider’s December grant and replaced it with a February 2007 grant. You should also provide some individualized discussion of how you determined the amounts of stock options to be granted to the named executive officers. The elements of individual performance and/or contribution that are taken into account in granting these options should be described in materially complete detail.

RESPONSE TO COMMENT 18:

In response to the Staff’s comment, the Company has revised the “Compensation Discussion and Analysis” section to include additional disclosure on page 71 of the Registration Statement regarding Mr. Schneider’s compensation and on pages 71-72 of the Registration Statement regarding the determination of amounts of stock options granted to the Company’s executive officers.

In addition, the Company hereby supplementally informs the Staff as follows regarding the rationale for rescinding Mr. Schneider’s December 2006 option grant and replacing it with an option granted in February 2007:

On December 6, 2006, the Company held a regularly scheduled meeting of its Board of Directors at which the Board approved option grants to various individuals, including new employee hires who had commenced employment on or prior to the date of the meeting (“New Hires”). Subsequent to this meeting, the Company discovered that two New Hires had inadvertently been omitted from the list of proposed option grants presented to the Board for approval at the December 6th meeting. In order to remedy this omission, the Board scheduled a special telephonic meeting for December 20, 2006 to approve these two option grants. Concurrently, the Company’s CEO had recommended that an additional option grant be made to Mr. Schneider based on his superior performance in 2006, his existing stock holdings and the degree of vesting remaining in future years. Accordingly, at the December 20th Board meeting, the Board approved both the option grants for the two inadvertently omitted New Hires as well as the proposed option grant to Mr. Schneider (the “Original Schneider Grant”). All three of these option grants were made at the then current fair market value of the Company’s common stock based on a written valuation report delivered by an independent appraisal firm (the “Prior Valuation Firm”) on October 28, 2006.

As described in response to Comment 9 above, the Company subsequently engaged a new independent appraisal firm, Duff & Phelps, LLC (“D&P”), in January 2007 to conduct both a retrospective valuation of the fair value of the Company’s common stock for accounting purposes and also to provide the Company with written valuation reports for management’s and the Board’s consideration in determining the current fair market value of the Company’s common stock in connection with option grants going forward. D&P utilized a different methodology and different assumptions in connection with its valuation analysis due in part to the Company's preparations for

May 15, 2007

its initial public offering. D&P delivered a preliminary draft of its valuation analysis to the Company in late-January that provided for a significant increase in the value of the Company’s common stock over the valuation provided for in the report delivered by the Prior Valuation Firm approximately three months earlier.

Although the Original Schneider Grant was approved in good faith by the Board on December 20, 2006 and was based on a written report from the Prior Valuation Firm that was then less than 60 days old, the Company and the Board were concerned about any appearance of impropriety that might be associated with the Original Schneider Grant, particularly in light of the fact that it was a large grant to an officer of the Company that occurred immediately prior to the increase in the valuation of the Company’s common stock. As a result, after discussions with Mr. Schneider, both parties mutually agreed to rescind the Original Schneider Grant in order to eliminate any potential appearance of impropriety. A new grant was then made to Mr. Schneider in February 2007 for a larger number of shares but at a substantially higher price, which price was equal to the Board’s determination of the fair market value of the common stock on the grant date based on consideration of a contemporaneous written valuation report delivered by D&P.

In summary, the Original Schneider Grant was mutually rescinded primarily as a result of the transition from one valuation firm to another. The valuation analysis of the new firm, Duff & Phelps, LLC, is based on public market comparables to a much greater degree than was the analysis of the Prior Valuation Firm. As a result of this transition in valuation firms and valuation methodologies, there was a marked increase in the valuation of the Company's common stock. As the Original Schneider Grant was made in this timeframe, the Company and Mr. Schneider, in an abundance of caution, voluntarily agreed to mutually rescind the Original Schneider Grant. The Company has reviewed and considered the disclosure regarding this matter in the Registration Statement and notes that all of the accounting and other consequences of the mutual rescission and subsequent grant are fully disclosed therein. Accordingly, the Company believes that the existing disclosure is appropriate and that no additional discussion is required.

19.	To the extent your annual cash incentive bonuses are correlated with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments, how your incentive bonuses are specifically structured around such individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please see Item 402(b)(2)(vi) of Regulation S-K. We note the disclosure relating to Mr. Schneider’s bonus and would expect to see comparable disclosure as it relates to the other named executive officers.

RESPONSE TO COMMENT 19:

The Company notes the Staff’s comment and supplementally informs the Staff that the Company’s cash incentive bonus programs for 2006 and 2007 are based solely on corporate, rather than individual, objectives.

May 15, 2007

20.	Please supplement your disclosure in the last sentence on page 64 to address whether or not amounts realizable from prior compensation were considered in determining the amount and mix of compensation elements for each named executive officer. Refer to Item 402(b)(2)(x) of Regulation S-K.

RESPONSE TO COMMENT 20:

In response to the Staff’s comment, the Company has revised the “Compensation Discussion and Analysis” section to include additional disclosure on page 70 of the Registration Statement.

Executive Compensation, page 69

21.	In footnote (6), we note reference to your “sales incentive plan.” Please ensure that you include appropriate disclosure of this plan in compensation discussion and analysis. It appears that this plan is the variable compensation plan discussed on the top of page 66 and, if this is the case, you should use consistent terminology throughout.

RESPONSE TO COMMENT 21:

The Company notes that the sales incentive plan referred to in footnote (6) is the same incentive plan referred to in the “Compensation Discussion and Analysis” section. The Company has revised the Registration Statement to consistently refer to such plan as its “sales compensation plan.”

22.	Refer to the disclosure in the column reporting Estimated Future Payouts Under Non-Equity Incentive Plan Awards and clarify whether the amount reported as the target is the sole estimated payout under the relevant incentive plan. It is not clear from your disclosure in compensation discussion and analysis whether or not there is a range of estimated payouts that could be made upon satisfaction of certain conditions in question under the appropriate non-equity incentive plan.

RESPONSE TO COMMENT 22:

The Company notes that the amount reported as the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target” is the sole estimated payout under the Company’s 2006 bonus program and sales compensation plan. In response to the Staff’s comment, the Company has revised its disclosure in the narrative to the “2006 Grants of Plan-Based Awards” table on pages 75-76 of the Registration Statement and in the “Compensation Discussion and Analysis” section on page 71 of the Registration Statement.

23.	Please avoid the use of a cross-reference in footnote (2). The methodology for determining the exercise or base price should be provided in the footnote or the accompanying narrative. Refer to Instruction 3 to Item 402(d) of Regulation S-K.

May 15, 2007

RESPONSE TO COMMENT 23:

In response to the Staff’s comment, the Company has revised footnote (2) to the “2006 Grants of Plan-Based Awards” table on pages 76-77 of the Registration Statement.

Outstanding Equity Awards at 2006 Fiscal Year-End

24.	With respect to your disclosure regarding the feature of the option grants allowing for immediate exercise regardless of vesting, please clarify whether such feature is specific to these option grants or a general term of your 2002 plan. Please also discuss here or elsewhere as appropriate, such as page 66, the purpose of such feature.

RESPONSE TO COMMENT 24:

The Company supplementally advises the Staff that its 2002 Stock Plan allows for the grant of both immediately exercisable options and options that may be exercised only as they vest. Prior to March 2007, options granted pursuant to the Company’s 2002 Stock Plan generally were immediately exercisable. In response to the Staff’s comment, the Company has revised the “Compensation Discussion and Analysis” section on page 72 of the Registration Statement to discuss the purpose of such feature.

2006 Option Exercises, page 73

25.	Footnote (2) to the Outstanding Equity Awards at 2006 Fiscal Year-End table indicates that Mr. Slootman has exercised 250,000 shares of the option covering 1,743,536 shares. Yet, there is no corresponding disclosure in the 2006 Option Exercises table. Please clarify whether the exercise of the options took place in 2006.

RESPONSE TO COMMENT 25:

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Registration Statement to indicate that Mr. Slootman’s exercise of the 250,000 shares occurred in 2005.

26.	Pursuant to your disclosure on page 72 regarding the vesting terms of the option grants, it does not appear that the amounts reported in the “Number of Shares Acquired on Exercise” column represent shares that have fully vested. Please provide disclosure here regarding the shares acquired on vesting or otherwise advise. For purposes of clarity please provide footnote disclosure to indicate that the stock acquired on exercise and vested stock disclosed here for named executive officers relate to the same award.

RESPONSE TO COMMENT 26:

The Company acknowledges that the Staff is correct that some of the shares disclosed in the “Number of Shares Acquired on Exercise” column in the “2006 Option Exercises and Stock Vested” table on pages 78-79 of the Registration Statement were not vested and remained subject to the Company’s right of repurchase as of December 31, 2006. In

May 15, 2007

response to the Staff’s comment, the Company has added footnote disclosure indicating the number of shares acquired upon exercise that were vested and unvested as of December 31, 2006. Although the Company respectfully submits that the Commission’s rules and regulations do not require disclosure of such information, the Company has also revised the “Outstanding Equity Awards at 2006 Fiscal Year-End” table on pages 77-78 of the Registration Statement and the “2006 Option Exercises and Stock Vested” table on pages 78-79 of the Registration Statement to provide additional information about unvested exercised option shares. The “Outstanding Equity Awards at 2006 Fiscal Year-End” table now includes an additional column which indicates the number of unvested exercised option shares outstanding on December 31, 2006. In addition, the “2006 Option Exercises and Stock Vested” now includes additional columns which indicate the number of exercised option shares that vested in 2006 and the corresponding value realized upon such vesting.

Potential Payments Upon Termination or Change in Control, page 74

27.	Although we note some disclosure relating to post-termination compensation in compensation discussion and analysis, we also note the absence in this section of some of the information required by Item 402(j) of Regulation S-K. Please give appropriate consideration to the information required to be disclosed under 402(j)(4).

RESPONSE TO COMMENT 27:

The Company has carefully reviewed Item 402(j) of Regulation S-K and believes that it has fully disclosed all separation and change in control arrangements with its executive officers, including certain arrangements approved by the Board of Directors subsequent to the initial filing of the Registration Statement. The Company supplementally advises the Staff that the only material condition or obligation applicable to the severance benefits with the Company’s executive officers is the requirement that such officers sign a release of claims, as described in “Employment Agreements and Offer Letters” on page 80 of the Registration Statement. Each of the Company’s executive officers has entered into a standard agreement with respect to confidential information and inventions that includes a covenant not to solicit Company employees for a period of 12 months following the termination of the officer’s employment. While receipt of the severance benefits described in the Registration Statement is not conditioned on continued compliance with these agreements, the Company nevertheless has revised its disclosure on page 80 of the Registration Statement to include a brief description of these agreements.

Estimated Benefits and Payments Upon Termination of Employment, page 75

28.	Where applicable, please complete the “Total Value” information for each category of termination or change-in-control payments.

RESPONSE TO COMMENT 28:

The Company notes the Staff’s comment and advises the Staff that the “Total Value” information which has not yet been completed is dependent on “Option Acceleration” values which are in turn dependent on the setting of the offering price range. The Company will include all of the missing information in a pre-effective amendment as soon as practicable after the price range for the offering has been determined.

May 15, 2007

Transactions With Related Persons, Promoters, and Certain Control Persons, page 82

29.	Pursuant to paragraph (b) of Item 404 of Regulation S-K, please include a statement addressing the location of the writings evidencing your policies and procedures relating to approval or ratification of related party transactions and where an investor may locate the policy.

RESPONSE TO COMMENT 29:

In response to the Staff’s comment, the Company has revised its disclosure on page 92 of the Registration Statement to indicate where investors will be able to locate a copy of the Company’s policies and procedures relating to approval or ratification of related party transactions.

30.	It appears that there were related party transactions with Mr. Miller, a member of the compensation committee, during the most recently completed fiscal year. To the extent related party transactions requiring disclosure under Item 404 of Regulation S-K took place with members of the compensation committee during 2006, the discussion concerning those transactions should be provided under the caption “Compensation Committee Interlocks and Insider Participation” and should comply with the provisions of Item 407(e)(4) of Regulation S-K.

RESPONSE TO COMMENT 30:

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the Registration Statement.

Principal And Selling Stockholders, page 85

31.	Revise to provide a materially complete discussion of how Quantum acquired the shares that are being registered for resale on its behalf. See Item 507 of Regulation S-K.

RESPONSE TO COMMENT 31:

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Registration Statement to indicate how Quantum acquired its shares.

Industry and Market Data, page 99

32.	We note that the disclosure about your industry is based upon industry publications or other information compiled by third parties. We also note that you cannot guarantee the accuracy and completeness of the information nor have you independently verified it. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

May 15, 2007

RESPONSE TO COMMENT 32:

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the “Industry and Market Data” section.

Consolidated Statements of Operations, page F-4

33.	Explain why you have allocated amounts to cost of product and cost of support and services in 2004 when all revenue in the period arose from ratable product and related support and services.

RESPONSE TO COMMENT 33:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The Company did not establish VSOE of fair value for its support and services related to its product sales in 2004 and hence did not recognize any product or support and services revenue in 2004 but only recognized ratable product and related support and services. In 2005, the Company began to establish VSOE of fair value for its support and services in order to unbundle that element of its revenue arrangements and hence began to recognize product revenue and support and services revenue. The Company’s cost of product in 2004 is comprised of the cost of the Company’s operations group, which manages and oversees manufacturing and fulfillment of the Company’s products, along with allocations of facilities costs. The cost of support and services is the cost of the Company’s support organization and allocations of facilities costs. Because the Company does not track such costs specific to each product sale, the Company determined it was not appropriate to defer and capitalize such costs and recognize them as an expense ratably in a manner similar to the recognition of the associated revenue. Rather, the Company expenses such costs as they are incurred.

34.	We note the stock-based compensation expense table included at the bottom of the consolidated statements of operations. Tell us why no stock-based compensation expense was included in the cost of ratable product and related support and services line item.

RESPONSE TO COMMENT 34:

In response to the Staff’s comment, the Company supplementally advises the Staff that no stock-based compensation expense was included in the cost of ratable product and related support and services line item as there are no employee costs included in this expense category. All of the costs of the Company’s employees in its operations group responsible for managing and overseeing manufacturing and fulfillment of the Company’s products are included in cost of products, and all the Company’s employees responsible for supporting customers are included in cost of support and services.

May 15, 2007

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

35.	You state that you recognize revenue when customer payment is free of contingencies and significant uncertainties. Please describe the nature and the accounting for these contingencies and uncertainties. Cite the accounting literature that supports your accounting.

RESPONSE TO COMMENT 35:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company follows the guidance provided under AICPA Statement of Position No. 97-2, Software Revenue Recognition. The nature of such contingencies and significant uncertainties, if any, would be return rights or trade-in rights, which the Company generally does not provide customers. When such contingencies or significant uncertainty exists, the Company accounts for these matters through the deferral of revenue until the contingency or significant uncertainty no longer exists.

36.	We note that prior to the first quarter of 2005, you could not establish VSOE for the fair value of support and services contracts provided to your direct and indirect channels. We further note that beginning the first quarter of 2005, you established VSOE of fair value of support for products sold in certain types of transactions and continued to establish VSOE of fair value throughout 2005 for the remaining types of transactions. Tell us about your various “types of transactions”. In this regard, tell us why you now believe that you can establish VSOE of fair value of support for products sold in all types of transactions.

RESPONSE TO COMMENT 36:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company evaluates whether or not it has established VSOE of fair value in accordance with Paragraph 10 of Statement of Position 97-2, Software Revenue Recognition, as amended, or SOP 97-2, which provides that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. Paragraph 57 of SOP 97-2, which specifically addresses VSOE of fair value of post-contract customer support, or PCS, states that VSOE of fair value should be determined in conformity with paragraph 10 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).”

The Company establishes VSOE of fair value for its support and services contracts by charging consistent pricing, both for new support and services contracts and support and services contracts upon renewals based on stated renewal rates. The Company currently sells support and services contracts through five primary revenue stratifications based on the type of customers:

1)	End users

2)	VAR - Domestic Value Added Reseller - use the Company’s third-party hardware break-fix contractor to support its customers

May 15, 2007

3)	SVAR - International VAR - use the Company’s third-party hardware break-fix contractor to support its customers

4)	SVAR - International VAR - handle break-fixes internally, and not through Company’s third-party hardware break-fix contractor, to support its customers

5)	GSA - government customers

For each of the Company’s revenue stratifications, the Company has established a standard price for support and services contracts for new contracts, as approved by the Company’s management. The Company offers support and services contracts on standardized terms for one-, two- or three-year terms, depending on the needs of the customer. The Company’s policy is that all contracts follow this standard price with no deviation, except in extraordinary situations where prior approval must be obtained. The Company’s internal systems are standardized such that the support and services contract pricing as approved by the Company’s management, based on the above stratifications, cannot be changed when entering the order without the approval of authorized management personnel. The Company believes that this consistency in pricing helps the Company establish VSOE of fair value for its support and services contracts.

The Company evaluates the establishment of VSOE of fair value of support based on the renewals of its support and services contracts, which are sold on a stand-alone basis. Support and services contract renewals are priced based upon the stated renewal rate agreed upon in the original customer arrangement and communicated to the customer in the customer invoice for the initial term of its support services. The Company does not have a history of renewing customer support at prices that are different from those stated renewal rates contained in the original customer arrangement. In addition, on an overall basis the Company has evaluated whether a substantial majority of its contractually stated PCS renewal rates are priced within a narrow range based on a historical 12-month look back of support renewals. The consistency in pricing of these renewals coupled with the stated renewal rates in the Company’s support and services contracts serve as the primary basis for the Company’s establishment of VSOE of fair value.

37.	Expand your disclosures to explain whether, and how, your revenue recognition policies differ for revenue recognized through indirect, rather than direct channels. For example and without limitation, explain how an indirect sale impacts the determination of events such as when a legally binding arrangement with a customer exists or when delivery occurs. Clarify whether you require evidence of sell-through to an end user for all indirect sales. That is, we note your disclosure on page F-18, that sales to your Japanese distributor where you do not have a known customer are deferred until sell-through is reported, however, it is unclear whether this policy applies throughout your indirect channel.

RESPONSE TO COMMENT 37:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company’s revenue recognition policies do not differ for revenue recognized through indirect, rather than direct, channels. The Company has revised its disclosure on page F-8 of the Registration Statement to help clarify this point. For indirect channels, the Company requires the channel partner to identify the end customer when placing an order. The Company does not allow

May 15, 2007

its channel partners to inventory the Company’s products for future sale. The Company’s Japanese distributor was in the past allowed to inventory the Company’s products but was required to provide reporting on a monthly basis to the Company identifying the end customers. However, beginning in the quarter ended March 31, 2007, the Company no longer permits its Japanese distributor to inventory additional stock of the Company’s products and only sells new products to them when they have an identified end customer.

Stock Plan, pages F-20 and F-21

38.	We note that you have disclosed information about stock option grants and other equity related transactions for the year ended December 31, 2006. Provide us the following information in chronological order for stock option grants and other equity related transactions from January 1, 2007 through the filing of the registration statement:

•	The type of security

•	The date of grant/issuance

•	Description/name of option or equity holder

•	The reason for the grant or equity related issuance

•	The number of options or equity instruments granted or issued

•	The exercise price or conversion price

•	The fair value of underlying shares of common stock

•

The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense

•	Reference the authoritative accounting guidance relied upon for each non-option grant or equity transaction (e.g., EITF 00-27).

Continue to provide us with updates to the requested information for all equity related transactions through the effective date of the registration statement.

RESPONSE TO COMMENT 38:

A copy of a table setting forth the requested information has been supplementally provided to the Staff with the paper copy of this letter, and the Company will continue to provide the Staff with updated information through the effective date of the Registration Statement.

39.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date, commencing in 2006. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

May 15, 2007

RESPONSE TO COMMENT 39:

In response to the Staff’s comment, the fair value of the underlying shares of common stock at each grant date in 2006 was retrospectively determined by the Company’s management based on a review of several factors relevant at each valuation date. The fair value of the underlying shares of common stock at each grant date in 2007 was contemporaneously determined by management based on a review of the factors relevant at each date. The primary factors that were used in management’s estimation include a review of the Company’s historical financial results, business milestones, financial forecast and business outlook as of each date.

The following chart and related information presents the Company’s last twelve months, or LTM, revenue as of each valuation date in 2006 and 2007, and highlights business milestones reached as of each date:

Valuation Date	Actual LTM Revenue	Projected FTM Revenue	Comparable Company Multiple	Income Approach Discount Rate	Lack of Marketability Discount
01/10/06	8,121	$29,539	4.1	50%	35.0%
03/15/06	16,880	$35,865	4.5	50%	35.0%
06/14/06	25,061	$44,123	3.1	50%	36.0%
09/14/06	32,832	$51,322	3.2	45%	36.0%
12/12/06	46,434	$82,532	4.3	45%	14.0%
02/09/07	49,520	$101,126	4.3	40%	11.0%
03/06/07	52,607	$101,112	5.0	30%	10.0%
03/23/07	58,780	$118,962	4.4	30%	9.0%

•

An assessment of the status of an inquiry from Quantum Corporation regarding the Company’s interest in licensing certain patents that Quantum believed the Company have previously incorporated into its products with Quantum Corporation that existed from November 2006 to March 2007.

•

The Company’s preliminary meetings with various investment bankers in January 2007 in connection with a proposed IPO. Please note that no due diligence had been undertaken at this point by any of the investment banks.

•

A review of retrospective 2006 valuations and contemporaneous 2007 valuations prepared by Duff & Phelps, LLC, an independent valuation firm. The valuation reports relied on methodologies discussed in the Practice Aid. Under paragraph 16 of the Practice Aid, the retrospective valuations prepared by Duff & Phelps for 2006 would be considered Level B Fair Value estimates and the contemporaneous valuations prepared by Duff & Phelps for 2007 would be considered Level A Fair Value estimates. Duff & Phelps suggested that the Company’s management review the Duff & Phelps report and conclusion, along with management’s assessment of the business and financial outlook for the Company, in order for management to reach its concluded estimate of the fair value of the Company’s common stock.

May 15, 2007

Duff & Phelps relied on an income and market approach for the valuation dates through September 14, 2006, and a market approach only for valuation dates from December 12, 2006 onwards, in order to estimate the enterprise value of the Company. The market approach was solely used from December 12, 2006 onwards due to the availability of multiples of companies that were deemed to be more comparable to the Company in terms of product offering (for example, Acme Packet, Riverbed, Isilon and CommVault went public between September 2006 and December 2006). Duff & Phelps relied on the Option Pricing Method suggested by the Practice Aid to allocate the enterprise value between the Company’s common stock and preferred stock.

The income approach was based on the Company’s financial forecast, which had been prepared as of each valuation date (i.e. not a financial forecast that had been retrospectively prepared), and an assessment of an appropriate exit multiple and discount rate. The exit multiple was selected based on a review of comparable companies and the discount rate was selected based on the two VC rates of return studies suggested by the Practice Aid.

The market approach was based on the Company’s projected future twelve months, or FTM, revenue forecast and the average multiple of comparable companies, adjusted based on an assessment of the Company’s relative size, forecasting risk, growth, and profitability relative to the comparable companies, as well as an assessment of the Company’s pending discussions with Quantum and ultimate execution of a patent cross-license agreement with Quantum.

•

The Option Pricing Method was used to allocate the value of the enterprise to the value of the common stock and preferred stock as suggested by the Practice Aid, and a lack of marketability discount was applied to the value of the common stock based on the Finnerty model, which is a quantitative model that calculates the estimated marketability discount based on the time to liquidity, volatility, risk free rate and dividend yield.

•	The attached timeline summarizes the value conclusions in connection with the Company’s sale of Series C Preferred Stock from August 2005 to March 2007.

May 15, 2007

•	The chart below summarizes the significant inputs to the valuations as of each valuation date:

40.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

RESPONSE TO COMMENT 40:

The Company supplementally advises the Staff as follows:

•

The timeline and chart in the Company’s response to comment 39 above summarizing the significant inputs provide an explanation of the primary inputs resulting in the increase in the estimated fair value of the common stock from January 2006 to March 2007.

•

For the market approach, the primary reason for the increase in value is the increase in the Company’s projected FTM revenue. As the above chart illustrates, the projected FTM revenue increased from $29.5 million in January 2006 to $119.0 million in March 2007.

May 15, 2007

•

For the income approach, the primary reason for the increase in value is the decrease in the discount rate used to value the Company. As suggested by the Practice Aid, the two VC rates of return studies were used, along with an assessment of the Company’s stage of development, to estimate a discount rate for the Company. As of January 2006, Duff & Phelps estimated that the Company had completed the start-up and first stage, and had entered the second stage. Therefore, Duff & Phelps applied a 50% discount rate. By March 2007, based on the Company’s historical financial results and achievement of business milestones (including the consummation of a patent cross-license agreement with Quantum), Duff & Phelps estimated that the Company had entered into the Bridge / IPO stage. Therefore, of the 20% to 35% range suggested by the Practice Aid, Duff & Phelps used a 30% discount rate. Duff & Phelps expects this discount rate to trend down towards 20% as the Company reaches its IPO.

•

For the common stock, the primary reason for the increase in value is due to the increase in the estimated enterprise value of the Company, combined with a decrease in the estimated lack of marketability discount for the common stock. The marketability discount was calculated using the Finnerty model, which is a quantitative model that calculates the estimated marketability discount based on the time to liquidity, volatility, risk free rate, and dividend yield.

In response to the Staff’s comment regarding a reconciliation of the most recent fair value estimate and the midpoint of the IPO offering range, the Company acknowledges the Staff’s comment and will supplementally provide the Staff with additional information once the IPO offering range has been determined.

Note 13. Segment Information, page F-25

41.	We note that in 2006 you derived approximately 32% of your total revenue from international customers. To the extent that revenues attributable to an individual foreign country are material, revise to provide disclosure of those revenues separately pursuant to paragraph 38(a) of SFAS 131.

RESPONSE TO COMMENT 41:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company did not derive greater than 10% of its revenue from any one foreign country in 2006. Accordingly, the Company respectfully submits that no further disclosure is required under SFAS 131.

May 15, 2007

Part II – Information Not Required in Prospectus

Exhibits

42.	Please file the voting agreement pursuant to which your directors were elected. Refer to disclosure on page 61.

RESPONSE TO COMMENT 42:

The Company notes the Staff’s comment and supplementally informs the Staff that the voting agreement will terminate automatically upon the closing of this offering. As a result, the Company’s directors will no longer be elected pursuant to such agreement and the Company therefore respectfully submits that filing such agreement as an exhibit is not required.

Recent Sales of Unregistered Securities

43.	For the sales referenced in paragraphs (2) and (4)-(7), please clarify the nature of the purchasers, i.e., accredited or sophisticated.

RESPONSE TO COMMENT 43:

The Company supplementally advises the Staff that the security issuances described in paragraphs (2) and (4)-(7) of Part II of the Registration Statement were made to “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

Request for Confidential Treatment

44.	Staff comments on your application for confidential treatment relating to certain portions of Exhibits 10.28 and 10.29 will be provided under separate cover. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.

RESPONSE TO COMMENT 44:

The Company notes the Staff’s comment.

[Remainder of page intentionally left blank.]

May 15, 2007

* * * * *

Please do not hesitate to contact me at (650) 463-5273 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David W. Kling

cc:	Jason Niethamer, Securities and Exchange Commission

Tamara Tangen, Securities and Exchange Commission

Frank Slootman, Data Domain, Inc.

Michael P. Scarpelli, Data Domain, Inc.

Robert G. Specker, Data Domain, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John L. Savva, Sullivan & Cromwell LLP

Rick Fezell, Ernst & Young LLP

Robert A. Browne, Ernst & Young LLP